Exhibit 4.11

Executive compensation policy

Approved by the General Meeting of the Shareholders of

Medigus Ltd. (the "Company") on September 29, 2013

1. Objectives of the Company’s Compensation Policy

The purpose of the Company’s compensation policy is to establish sustainable compensation which promotes the following objectives:

A.	To establish a correlation between the interests of the Company’s office holders and those of the Company and its shareholders.

B.	To recruit and maintain qualified office holders, who may contribute to the Company's financial and commercial success, given the unique challenges it faces and its business environment.

C.	To provide incentives for the Company’s office holders, in order to ensure high-level operations without encouraging the taking of unreasonable risks.

D.	To establish an appropriate balance between fixed compensation, compensation which incentivizes short-term results, and compensation which reflects the Company’s long-term operation.

2. Compensation Policy; Background

Objectives

Through this document, the Company will determine and publish its policy with regards to the compensation of its office holders, including all components of compensation, while establishing principles, considerations, parameters and rules for the determination of office holders’ terms of tenure by the Company’s organs during the application period of this compensation policy. The policy is presented to the Company’s General Meeting of shareholders and subject to their approval, thereby providing an opportunity for shareholders - and particularly for those shareholders who are not controlling shareholders in the Company - to influence the method used to determine the compensation of office holders, and to express their opinion on the matter. The publication of the compensation policy increases and improves the effectiveness of the Company’s disclosure to its investors and to the capital market. In addition to the foregoing, the compensation policy is intended to comply with the obligation set forth in Chapter 4A of the Israeli Companies Law, 5759-1999 (hereinafter: the “Companies Law”).

Application of the Compensation Policy

In accordance with the provisions of the Companies Law, the compensation policy will apply with respect to the terms and conditions of the tenure and employment of the office holders in the Company. The definition of “office holders” in the Companies Law includes “a general manager, chief business manager, deputy general manager, vice general manager, any person filling any of these positions in a company even if he holds a different title, as well as a director, or a manager directly subordinate to the general manager.” It should be noted that the Securities Law provides a different definition of office holders of the Company; however, this compensation policy is in accordance with the definition provided by the Companies Law.

The following office holders currently hold office in the Company: Chairman of the Board, Directors and Outside Directors, CEO, COO, CTO, VP Sales and Marketing, VP Medical, CFO, Company Counsel and Secretary. This list is not exhaustive, and other office holders may be added or titles changed throughout the implementation period of the compensation policy, including as a result of expansion of the company's activities to other countries, as set forth below. In such case, the policy will also apply to such new office holders. The compensation policy is not intended to establish personal terms and conditions for specific office holders, but rather to set forth objective principles and parameters which will apply to all Company's office holders.

In accordance with the provisions of the Companies Law, the compensation policy is subject to approval every three years. Therefore, the current compensation policy shall be valid for a period of three years from the date of its approval by the General Meeting. The Company may, pursuant to the Companies Law, amend or renew the compensation policy within that initial period of implementation, subject to an approval at the General Meeting.

It should be noted that, by law, contractual agreements with office holders regarding the terms and conditions of their tenure and employment which were approved prior to the approval of the compensation policy herein shall continue to apply, and do not require additional approval in accordance with the provisions of the policy, subject to the dates and restrictions provided regarding this subject in the Companies Law.

Establishment and Approval of the Compensation Policy

In accordance with the Companies Law, the responsibility for the determination of the compensation policy applies to the Board of Directors, after the foregoing has considered the recommendation issued by the Company’s Compensation Committee. The compensation policy is subject to the approval of the General Meeting (including by a majority of those participants who are not controlling shareholders or interested parties, as provided in the Companies Law). In the event that the General Meeting does not approve the policy, the Board of Directors will be entitled to establish the policy based on grounds provided by the Board of Directors and the Compensation Committee, according to which the foregoing action is taken in the Company’s best interest.

This policy was established by the Company’s Board of Directors in its meeting on August 12, 2013, after having received the recommendation of the Compensation Committee following its meeting on June 25, 2013.

The process of approving office holders’ terms and conditions of tenure and employment under the policy herein complies with the provisions of the Companies Law, and details regarding the Law’s requirements are not provided herein.

Maintenance of the Compensation Policy

The holder of the most senior position in the Company in the field of human resources (as of the determination date of this policy - the CFO), under the supervision of the Company’s Compensation Committee, is responsible for monitoring any changes in the Company, in its business environment, in the capital market, in the labor markets, and in other relevant factors, which may impact the Company’s considerations regarding the determination of compensation for office holders. When such changes have crystallized, the Compensation Committee shall convene to discuss the foregoing, and where necessary, present its recommendations for necessary updates to the policy to the Company’s Board of Directors.

3. Characteristics of the Company and of Its Office Holders

Business Environment and Its Effect on Office Holders' Compensation

As a public company engaged in the development and marketing of medical devices, the Company has two objectives: providing its clients efficient and safe medical systems, and maximizing its revenues for the benefit of its shareholders.

The Company is engaged in the research, development and marketing of endoscopy-based medical systems. The majority of the Company’s research and development efforts have been invested in the development of an endoscopy system known as SRS™, which is intended for miniature invasive treatment of gastroesophageal reflux disease (GERD), one of the most common chronic diseases in the Western world. In 2012, the FDA provided marketing approval for the SRS™ system through the shortened 510(k) track. The system also bears the CE Mark standard, which is required to market the system in EU countries. In 2012, the Company began marketing the system in several countries.

The Company is currently at the end of the research and development stages and at the beginning of the commercial marketing and serial production stages with respect to the SRS™ system, which is its primary product. The Company’s operations during this transition period, including the complex processes involved therein, are critical for the Company’s long-term success and for the maximization of the research and development efforts which have been invested over a long period of time.

As of the adoption date of this policy herein, most of the Company’s efforts are focused on commercializing the SRS™ system in Europe (and particularly in Germany), in the United States and in China. For this purpose, the Company is currently focused on complying with local regulation requirements, engagements with medical centers and distributors and engagement in medical indemnification agreements to provide coverage for the use of its SRS™ system. For finalizing and executing the above engagements, the Company may be required to establish operation centers outside of Israel and to appoint office holders to serve in such centers. In light of the disparities between acceptable compensation levels and competitive market in Israel and other countries, the quantitative parameters for the determination of executive compensation are separately addressed regarding Israel and other countries.

In light of this, the Company’s commercial success depends, to a large extent, both on its ability to recruit skilled office holders and employees with unique background and experience in the field of medical devices, and on its ability to provide its office holders and employees with incentives designated for the investment of outstanding personal efforts on their behalf and for achievement of goals established by the Company's Board of Directors. The need to achieve defined regulation and commercialization milestones emphasizes the necessity in conditioning parts of office holders' compensation upon personal achievements.

Description of Office Holders' Positions

The following is a description of the positions and responsibility held by the Company's office holders to whom this policy herein may apply, including office holders who may be recruited during the policy’s application period. The positions of chairman of the Company's Board of Directors and directors are defined by the Companies Law, and are not therefore outlined here. It should be noted that the parameters regarding office holders are applicable to other employees employed in positions similar to the ones of office holders defined in this policy herein, or which bear similar characteristics, even if their official position title is different.

CEO – The most senior executive position in the Company, with responsibility over all of its operations.

General Manager – An employee who is required to report to the CEO and holds executive authority in a certain geographical area.

Executive Vice President / Chief Operating Officer (COO) – A senior executive position; holds responsibility over the Company’s ongoing operations, and is required to report to the CEO.

CFO – holds responsibility for the Company's finance, financial reporting, taxation, treasury, and human resources, and is required to report to the CEO.

Biomed VP / Business Development / Director of Research and Development / CTO – holds responsibility for various aspects of the Company’s operations, including clinical, regulatory, research and development, and other technological or executive operations.

VP Marketing and Sales – The most senior position in the Company's marketing and sales operations and a member of the Company's executive management, who participates in the planning of the Company’s operations from a commercial perspective.

Regional Sales Director – The most senior position in the Company's sales operations in a particular region.

Medical Director – One of the most important positions in a medical device company; holds responsibility for all medical aspects of the development and production of medical devices, supervising the conduct of clinical experiments, holding doctors' training on the use of the SRS™ system, and conducting of procedures on humans.

Legal Counsel / Company Secretary – Holds responsibility for advising the Company regarding the legal aspects of the Company’s operations, legal compliance, and corporate governance.

4. Compensation Components and the Balance between them

General

An adequate balance between the components of compensation exists when a linkage is maintained between compensation and the creation of value for the Company's shareholders, while maintaining the Company’s ability to recruit and maintain talented office holders and incentivizing them to pursue the Company’s objectives. In particular, an appropriate balance between the fixed component and the variable component avoids excessively emphasizing one component, since excessively emphasizing the fixed component may result lack of initiative, whereas excessively emphasizing the variable component may encourage the taking of uncontrolled, unreasonable risks by office holders in a manner which is not for the Company's benefit or which does not conform with the Company’s objectives. In general, the Company finds it appropriate to offer its senior managing executive office holder (such as the CEO, Director of R&D and VP Sales) variable-oriented compensation, whereas senior professional executive officer holders (such as the CFO and Legal Counsel) are offered a more fixed-oriented compensation.

Compensation Components

Base salary is a fixed amount paid to an office holder on a monthly basis, regardless of the office holder’s performance. This component constitutes the basis for payment of some of the additional benefits (as further elaborated below). Payment of the base salary enables the implementation of flexible and effective incentive plans, while minimizing risk-taking caused by over-compensation on variable components' basis. Both the base salary and the additional benefits must also reflect the prevailing conditions in the Company's market ("benchmarking"); however, the Company does not believe this consideration to be dominant, inter alia in the interest of avoiding a “salary race” between companies in its market. It should be noted that additional benefits are unique and depend upon the prevailing customs in different countries, and that when the Company engages employment agreements with office holders for positions outside of Israel, such office holders may be entitled to receive additional benefits according to the prevailing customs in the countries in which they serve, in order to ensure the competitiveness of the employment terms and conditions offered by the Company relative to its competitors in the relevant country.

Performance-related variable compensation is the main component used for achieving the objectives of this compensation policy herein, and particularly for creating a correlation between the interests of the Company’s office holders and those of the Company and its shareholders. In order to promote the objectives of this policy herein, the conditions for the payment of bonuses or other variable compensation shall reflect the Company’s short-term and long-term objectives, insofar as possible, and shall constitute a proportionate part of the total compensation in a manner that constitutes a dominant component in the entire compensation package, and primarily with respect to the fixed salary component, while not constitute an excessively large portion of such compensation package, in order not to create incentives for taking uncontrolled or unreasonable personal and organizational risks. In order to create incentives for office holders to achieve their goals, the variable compensation shall be determined in a manner that directly links the payment of compensation to short-term and long-term performance objectives. Although it is common practice to pay bonuses upon achievement of financial goals, the Company's objectives for the payment of bonuses may be “qualitative,”, i.e., may be dependent upon non-financial achievements, such as achieving regulatory milestones, receiving various authorizations, executing agreements, etc. Dependency of bonuses upon achievement of non-financial achievement is relevant to a large extent given the Company's transitional stage between being a research and development company and a commercial one.

Variable Equity-based compensation is used to link between the Company's value for its shareholders (which is reflected by the increase of the Company's price per share) and the compensation of its office holders. This component is implemented by option plans (ESOP) and option grants, restricted stock units (RSU) grants and other capital-based compensation. Capital-based compensation constitutes an incentive over time, as well as an incentive to be employed by the Company over long periods of time, by setting separate vesting dates for the granted options, by their expiration pursuant to the termination of the relevant office holder’s tenure, and by making conditioning the grant or vesting of stock options on the achievement of objectives, similar to performance-related variable compensation. Furthermore, accelerated vesting mechanisms may create incentives for office holders to remain employed by the Company and to achieve its objectives even if an extraordinary event, such as the merger or sale of the Company, change of control, or termination of employment in certain circumstances, is expected. Variable equity-based compensation is an important component in this compensation policy herein,  both since some of the operations  which are crucial for the Company’s success are long-term ones, and since some of the Company's office holders' efforts may only bear fruit over long periods of time.

Compensation paid upon the termination of tenure is used both as an incentive to recruit talented office holders by reducing their exposure upon terminations of their service due to various circumstances, as well as an incentive for office holders to serve in the Company for long periods of time, should the compensation be dependent upon seniority.

5. Considerations and Parameters for the Determination of Compensation

General Considerations for the Determination of Office Holder’s Compensation

When determining the compensation of an office holder, the Company's Board of Directors, compensation committee and management shall comply with the guidelines stipulated by this policy herein, including regarding the ratio between the compensation components and the quantitative parameters which have been determined in this section below, and will also consider the following factors (in addition to any other relevant factor):

The office holder’s personal data, including his education, skills, expertise, and professional experience and achievements, whether in the Company or in other companies, as well as his uniqueness in the market; for this purpose, it should be noted that the medical devices market requires employment of executive office holders who hold unique experience and expertise, including experience working with regulatory entities such as the FDA, experience in conducting clinical experiments, experience in marketing medical devices to customers such as hospitals, and managing engagements for the purpose of medical reimbursement outside of Israel;

The office holder’s position, characteristics, responsibilities, efforts required for success in the position, the extent to which such office holder is essential for the Company’s success, the possibility to recruit a replacer for his position, the potential damage to the Company in the event the office holder is dismissed or resigns, his seniority and previous his previous compensation arrangements with the Company;

The office holder’s residential address and address of service – if the office holder resides in a country in which the prevailing compensation in the relevant market for his position is higher than its equivalent in Israel or in which the living conditions are more difficult or easy than the ones in Israel, the compensation (including any fringe benefits) shall be adjusted to take into account all such differences;

Prevailing salary levels for similar positions in the market – in order to ensure the Company is competitive and recruits appropriate and high-quality personnel, it must offer a salary at a level which corresponds with the prevailing salary in its market. The foregoing is particularly relevant to the medical devices market, which requires unique experience and skills, available by a limited number of office holders. The Company's market includes medical device companies, and particularly such companies which received material regulatory approvals and are focusing their efforts in commercializing their respective products worldwide; public companies whose market value, the nature of their operations or their revenue, is similar to those of the Company; and companies which primarily operate in the United States and in Europe, and which employ office holders serving and operating in these areas;

The ratio between office holders' compensation and the Salary of other of the Company's employees (including the Company's contract employees), and particularly the ratio between the average and the median Salary of the foregoing office holders and employees and the effect such ratios have on the working relations in the Company1; the Company acknowledges it has to pay different levels of Salary to its various employees and office holders, inter alia for the purpose of recruiting talented and experienced office holders and employees who constitute key personnel for the achievement of the Company’s objectives. It should be noted that where office holders reside and serve in such countries in which higher Salaries than the ones available in Israel, are paid in accordance with customary market terms, the Company shall consider such higher Salary levels in its evaluation of the above ratios;

Reduction of variable components is in the Board of Directors' discretion, in cases where such reduction is necessary to ensure that the variable components constitute a real incentive for the office holder to pursue in achieving the Company’s objectives. In addition, the Board of Directors may set a maximal exercise value of variable components which are not exercised in cash.

Establishment of Base Salary and Fringe Benefits

The base salary shall be negotiated by the Company and the relevant office holder prior to his appointment for office, and upon the office holder's request or as part of the Company's periodic evaluation of his base salary - during his tenure. The base salary shall be based upon the parameters specified above, provided that the base salary shall not deviate from the pre-determined for such office holder, as further elaborated below.

In addition to the base salary, the Company may include the  following fringe benefits in office holders' compensation, as well as other benefits, provided that the following will be common practice in the market from time to time: (i) allocations to pension and/or insurance funds; (ii) directors' and officers' insurance, including loss of working capacity insurance; (iii) reimbursement for employment of service related expenses; (iv) company vehicle (type of vehicle will be determined according to the office holder's position), including reimbursement  of fuel costs; (v) laptop computer and cellular telephone for personal use; (vi) accommodation during employment or service related travels; (vii) mandatory allocations such as recuperation pay (Dmei Havra'a); and (viii) office holders' indemnification and exemption of liability in accordance with the Companies Law, the Company’s Articles of Association and the Company’s policy from time to time. Office holder's number of vacation days will be determined in accordance with any applicable law in consideration with his seniority in the market. Up to 50% of such vacation days may be added to each office holder, provided that such addition conforms to this compensation policy herein. The Company may redeem unused vacation days, provided that such redemption is not prohibited in accordance with any applicable law.

1
“Contract Employees” shall mean employees of a manpower contractor of whom the Company is, in practice, the employer, and employees of a service contractor who are hired by the Company for the provision of services; for this purpose, the meaning of “Manpower Contractor”, “Service Contractor” and “Actual Employer” are as defined in the Engagement of Employees by Manpower Contractors Law, 5756-1996. For the purposes of this Section herein, “Salary” shall mean the income with respect to which National Insurance payments are paid, pursuant to Chapter 15 of the National Insurance Law (Consolidated Version), 5755-1995.

Office holders who serve outside of Israel (including such office holders who serve in the Company’s American subsidiary or in such other subsidiaries which may exist from time to time) may be entitled to fringe benefits in accordance with applicable custom and practice in their country of service and for office holders of similar rank; Accordingly, office holders serving in the United States will be entitled, in addition to the base salary, to medical insurance coverage for the office holder and his family, which  shall be paid by the Company, as well as employer’s allocations for 401(k) funds, as well as similar or parallel benefits as customary in other global locations.

It should be noted that the amounts detailed below with respect to range of salaries, reflect the gross base salary only, and do not constitute the overall employer costs which include such fringe benefits as detailed above.

Directors' and Officers' Liability Insurance

The Company may provide its directors and officers, including those serving in any of its subsidiaries from time or time and those who are controlling shareholders, with liability insurance policies, consistent with coverage limit of up to USD 15 million per occurrence and for the insurance period (additional coverage for legal expenses not included), provided that the annual premium shall not exceed USD 20,000 and that the deductible (except for extraordinary matters as prescribed in the insurance policy, such as lawsuits outside of Israel) shall not exceed USD 25,000. In addition, the Company may provide such directors and officers with insurance policies for: (i) expenses incurred in connection with administrative enforcement proceedings under Chapters 8-C, 8-D or 9-1 of the Israeli Securities Law, 5728-1968 (hereinafter: the "Securities Law"), or under Chapter 4 of part 9 of the Companies Law, including reasonable legal counseling fees; (ii) payments to a party due to a violation, as stipulated by Section 52LIV(a)(1)(a) of the Securities Law. Where a "claims made" policy regarding past events cannot be renewed or extended due to a change of control or other circumstance, the Company may procure run-off policies for the directors and officers serving prior to said change, including directors and officers who are controlling shareholders of the Company.

Establishment of Performance-Related Variable Compensation

The Company shall establish parameters and conditions for the payment of bonuses, including maximum bonus amounts and the maximum multiplier of base salaries such bonuses may include, on an annual basis. The Company shall establish annual as well as longer-term objectives (insofar as the Company decides that the equity-based compensation is insufficient to establish an appropriate long-term incentive). Eligibility for variable compensation shall be based upon measurable criteria, which may include financial results and milestones such as regulatory approvals, agreement executions, and performance of medical procedures. Additionally, a non-material portion of the performance-related variable component (up to 15% or 20% of the variable compensation amount per year) may be based on the assessment of the relevant office holder's superior (and in the case of the CEO – by the chairman of the Board of Directors) or on the office holder’s contribution to the Company during the year in question. The Company may also determine threshold conditions which, unless met, will not result in payment of any bonuses.

At the end of each year, the Company shall evaluate the rate of objectives met during the preceding year. In the event that an office holder met all of his pre-determined objectives, such office holder shall be entitled to receive 100% of his performance-related compensation component, and in the case of partial achievement of such objectives, or of some of the objectives, the Company shall pay a proportional part of such maximum component, provided that the applicable threshold conditions for payment were also met.

In addition to the annual bonuses specified above, the Compensation Committee and the Board of Directors may, from time to time and upon extraordinary circumstances, approve payment of special bonus for an office holder's extraordinary efforts (excluding the CEO) in relation to transactions or achievements which are not in the ordinary course of the Company's business. Such special bonuses shall be limited to NIS 100,000 per office holder per year. The Company considers payment of such special bonuses as an important tool for providing incentives for its office holders, especially in light of the inability to foresee all the specific grounds for payment of bonuses pursuant to the principles set forth in this compensation policy herein. Special bonuses will not be included in the calculation of the ratio between base salary and other compensation components.

The payment of performance-related variable compensation shall be subject to the provision of a written undertaking by the office holder receiving such compensation to repay any amount paid to him based on data which has later been found to be incorrect, and which has been restated in the Company’s financial statements.

It should be noted that in light of the Company being between the end of research and development stage and the beginning of the commercialization stage, the Company shall not be required, under this compensation policy herein, to establish a budget for the payment of performance-related variable compensation or to set revenues-based personal objectives which must be met for the entitlement for such compensation. Notwithstanding the aforementioned, should the Company engage in commercial sales during the period this compensation policy herein is in force, it is recommended that the bonus objectives and budget be established, inter alia, based on the Company’s revenues and other financial parameters.

Establishment of Equity-based compensation

Equity-based compensation usually consists of options for the purchase of the Company's shares, which vest in portions over several years. Such compensation is an effective tool, designated for the creation of incentives for office holders, which correspond with the long-term objectives of the Company and its shareholders. The Company will grant options to its officer holders in accordance with Section 102 of the Israeli Income Tax Ordinance [New Version], 5721-1961 and/or means of other equity-based compensation, which may promote the Company's objectives, as determined by the Board of Directors. Office holder receiving such equity-based compensation shall bear any applicable tax.

(Reference to “options” in this compensation policy shall also include other means of equity-based compensation which may be provided in the future.)

Upon establishment of an executive share option plan or other equity-based compensation plans, and when granting options to office holders, the Company shall set the following conditions:

Maximum Value of Options Granted to Each Office Holder – such value will take into consideration the ratio between the compensation components, as further elaborated below, and will be based on the Black and Scholes Model (or such other applicable models).

Maximum Dilution Rate of the Company’s Share Capital – such maximum dilution rate may not exceed 15% of the Company's share capital, per year. Only options exercisable during the year in question will be taken into account for the purposes hereof.

Vesting / Minimum Holding Period – options granted will vest over periods ranging from once a month to once a year, and will become fully vested after the lapse of no less than three years after their date of grant. The company may set accelerated vesting terms and conditional vesting terms for the options granted.

Conditional Vesting / Objective Dependent Exercise – the Company will consider adoption of conditional vesting and/or objective dependent exercise of options, in consideration of the office holder's position. Notwithstanding the aforementioned, the Company is not obligated under this compensation policy to condition the grant or exercise of options granted upon the achievement of personal or Company objectives. Such objectives may be identical to, or different from, the objectives set by the Company for the payment of bonuses. To the extent that options' vesting is conditioned upon the achievement of objectives, the Company may determine that such options will become fully vested upon the achievement of the relevant objective, rather than by the lapse of vesting periods.

Exercise Price – will be set as an incentive to maximize the Company’s value, and will be equal to, or higher than, the price per share in the stock exchange in which the Company's shares are publicly traded, or will be equal to the average price per share during a pre-determined period prior to the grant approval date or the date of grant.

Range of Base Salary and Bonuses; Appropriate Ratio between Salary Components

The ratio between the compensation components and parameters regarding maximum salary and annual bonus rates are specified below. It should be noted that the annual bonus rates are based on achievement of 100% of the objectives for payment of variable compensation; and in the case of equity-based compensation, the rate refers to the value of the options granted (or of other means of such compensation) as of the date of grant based on the Black and Scholes Model (or such other applicable model). The base salary specified below consists of only the (gross) base salary, and precludes any due fringe benefits available under this compensation policy.

It should further be noted that if an office holder (or a company controlled by him) receives fees for the provision of services in his position as an office holder, rather than salary, such fees shall be used in equivalence to the base salary for the purposes of this compensation policy herein, including for the determination of the ratio between the compensation components.

Directors other than the CEO and External Directors

The Company's directors may compensated by means of a fixed periodic payment, and by means of fixed payment for participation in Board (or committees)  meetings, up to the amounts set forth in the Companies Regulations (Rules Concerning Compensation and Expenses for an External Director), 5760-2000, as amended from time to time. Such Directors may also be entitled to receive equity-based compensation, but will not be entitled to receive performance-based compensation, such as bonuses, as well as fringe benefits. The Company may repay Director’s expenses in accordance with any applicable law.

The appropriate ratio between the External Directors' compensation components is as follows:

Base Salary	Performance-related Compensation	Variable Equity-based Compensation	Multiplier of Maximum Monthly Salaries for Annual Bonus
25%-100%	0%	0%-75%	0

External Directors

External Director will be entitled to receive the compensation set forth in the Companies Regulations (Rules Concerning Compensation and Expenses for an External Director), 5760-2000, excluding variable equity-based compensation which may be approved on the appointment date of the each such External Directors.

Base Salary Range

It should be noted that the amounts specified below reflect only the (gross) base salary, and do not constitute the Company's total employer’s cost, which also includes the fringe benefits specified above.

CEO

CEO's base salary (excluding fringe benefits) shall range between the following amounts:

CEO whose position is primarily in Israel: between NIS 60,000 to NIS 100,000, per month.

CEO whose position is primarily in the United States or Europe2: Between NIS 70,000 to NIS 150,000, per month.

The ratio between the CEO's compensation components emphasizes variable components, as the CEO serves as the Company's most senior manager.

The appropriate ratio between the CEO's compensation components is as follows:

Base Salary	Performance-related Compensation	Variable Equity-based Compensation	Multiplier of Maximum Monthly Salaries for Annual Bonus
40%-65%	15%-40%	5%-25%	6

2	For the purposes of this compensation policy herein, the NIS-USD and NIS-EURO exchange rates shall be as follwos: NIS 4 = USD 1; NIS 4.8 = EURO 1.

Israel-Based General Manager

Israeli-based General Manager's base salary (excluding fringe benefits) shall range between NIS 60,000 to NIS 100,000, per month.

The appropriate ratio between Israeli-based General Manger's compensation components is as follows:

Base Salary	Performance-related Compensation	Variable Equity-based Compensation	Multiplier of Maximum Monthly Salaries for Annual Bonus
60%-80%	15%-30%	5%-20%	5

Europe/U.S/Asia-based General Manager

Europe/U.S/Asia-based General Manager's base salary (excluding fringe benefits) shall range between NIS 80,000 to NIS 130,000, per month.

The appropriate ratio between Europe/U.S/Asia-based General Manager's compensation components is as follows:

Base Salary	Performance-related Compensation	Variable Equity-based Compensation	Multiplier of Maximum Monthly Salaries for Annual Bonus
60%-80%	15%-30%	5%-20%	5

Deputy CEO / COO

Deputy CEO/COO's base salary (excluding fringe benefits) shall range between NIS 32,000 and NIS 45,000, per month (Israel), and between NIS 65,000 and NIS 85,000 per month (outside of Israel/regional).

The appropriate ratio between Deputy CEO/COO's compensation components is as follows:

Base Salary	Performance-related Compensation	Variable Equity-based Compensation	Multiplier of Maximum Monthly Salaries for Annual Bonus
70%-90%	10%-25%	5%-20%	5

VP Sales

VP Sales' base salary (excluding fringe benefits) shall range between NIS 25,000 and NIS 45,000 per month (Israel), and between NIS 65,000 and NIS 85,000 per month (outside of Israel).

The appropriate ratio between VP Sales' compensation components is as follows:

Base Salary	Performance-related Compensation	Variable Equity-based Compensation	Multiplier of Maximum Monthly Salaries for Annual Bonus
20%-90%	0%-75%	5%-15%	9

It should be noted that the range is wide due to variable compensation component, which is paid in direct relation to the Company’s sales, and is not known in advance.

VP of Science/Designated Position (such as CTO, Director of Research and Development, VP Clinical Trials, Medical Director)

VP of Science/Designated Position's base salary (excluding fringe benefits) shall range between NIS 18,000 and NIS 45,000 per month (Israel), and between NIS 55,000 and NIS 85,000 per month (outside of Israel).

The appropriate ratio between VP of Science/Designated Position's compensation components is as follows:

Base Salary	Performance-related Compensation	Variable Equity-based Compensation	Multiplier of Maximum Monthly Salaries for Annual Bonus
70%-90%	10%-25%	5%-15%	4

VP of a Professional Position (such as CFO, Legal Counsel, Company Secretary)

VP of a Professional Position's base salary (excluding fringe benefits) shall range between NIS 18,000 and NIS 45,000 per month (Israel), and between NIS 55,000 and NIS 80,000 per month (outside of Israel).

The appropriate ratio between VP of a Professional Position's compensation components is as follows:

Base Salary	Performance-related Compensation	Variable Equity-based Compensation	Multiplier of Maximum Monthly Salaries for Annual Bonus
75%-95%	5%-20%	5%-15%	4

Severance Bonus

Severance bonus may be included in office holder's employment agreement, or may be paid upon office holder's severance, subject to receipt of all required approvals.

The Company will consider payment of a severance bonus in consideration of the objectives of this compensation policy herein, as well as: (i) the service period of the office holder in question; (ii) the office holder's terms and conditions of service; (iii) the Company’s operations during office holder's service; (iv) the officer holder’s contribution to the achievement of the Company’s objectives and to its profitability; and (v) the circumstances of the severance.

The maximum severance bonus is as follows:

Directors who do not hold other positions in the Company will not be eligible for retirement bonus.

CEO / General Manager may be entitled to a severance bonus of up to six monthly salaries.

Other office holders may be entitled to a severance bonus of up to two monthly salaries.

(Office holder's severance bonus will be based on his last monthly salary as of the termination date of his service).

The office holder's termination of service must not be in circumstances which, in the Company’s opinion, justify severance pay to be revoked.

It is clarified that the severance bonus as set forth above, shall not include statutory severance pay.